                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                                  SCHEDULE TO

                 Tender Offer Statement Under Section 14(d)(1)
          or Section 13(e)(1) of the Securities Exchange Act of 1934

                                  Cucos Inc.
                      (Name of Subject Company (issuer))

                   Jacksonville Restaurant Acquisition Corp.
                                   (Offeror)
      (Names of Filing Persons (identifying status as offeror, issuer or other person))

                                ---------------

                                   229725106
                     (Cusip Number of Class of Securities)

                                James W. Osborn
                   Jacksonville Restaurant Acquisition Corp.
                            2211 Brighton Bay Trail
                         Jacksonville, Florida 32246
                          Telephone: (504) 835-0306
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   Copy to:

                            Robert M. Walmsley, Jr.
                        Correro Fishman Haygood Phelps
                          Walmsley & Casteix, L.L.P.
                      201 St. Charles Avenue, 46th Floor
                        New Orleans, Louisiana 70170
                          Telephone: (504) 586-5252

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Transaction Value*                                      Amount of Filing Fee

    $1,200,000                                                    $240


* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 1,200,000 of the outstanding shares of common stock, no par value per share, of Cucos Inc. at a price per share of $1. The 1,200,000 shares represent approximately 45% of the shares of common stock deemed outstanding for financial reporting purposes as of May 5, 2000. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A
Form or Registration No.:  N/A
Filing Party:  N/A
Date Filed:  N/A

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

[x]  third-party tender offer subject to Rule 14d-1.

[_]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[x]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]


CUSIP No. 229725-10-6

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      NAMES OF REPORTING PERSONS
(1)   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jacksonville Restaurant Acquisition Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(2)                                                             (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
(3)

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
(4)
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
(5)                                                                        [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
(6)
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                    (7)   400,000 shares of Series A Convertible
     NUMBER OF            Preferred Stock, no par value per share

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY     (8)   0 shares

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                    (9)   400,000 shares of Series A Convertible
    REPORTING             Preferred Stock, no par value per share

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         (10)  0 shares

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(11)  400,000 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
(12)
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
(13)  100%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO
(14)

------------------------------------------------------------------------------

     This tender offer statement on Schedule TO is filed by Jacksonville Restaurant Acquisition Corp., a Delaware corporation ("Purchaser"), and relates to the offer by Purchaser to purchase up to a total of 1,200,000 of the outstanding shares of common stock, no par value per share (the

"Shares"), of Cucos Inc., a Louisiana corporation, at $1 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(l) and (a)(2). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-11 of this Schedule TO. The documents attached hereto as Exhibits (d)(1), (d)(2) and (d)(3) are incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

This tender offer statement on Schedule TO also amends the Schedule 13D of Purchaser filed with the Securities and Exchange Commission on January 31, 2000, which Schedule 13D is incorporated herein by reference.

Item 12. Exhibits.

     (a)(1)  Offer to Purchase dated July 14, 2000.

     (a)(2)  Letter of Transmittal.

     (a)(3)  Notice of Guaranteed Delivery.

     (a)(4) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(6)  Press Release issued by Cucos Inc. on July 14, 2000.

     (a)(7) Summary Advertisement as published in Times-Picayune and The Wall Street Journal, Southern Region and Southwest editions, on July 14, 2000.

     (b)(1) Promissory Note dated May 1, 2000 from Jacksonville Restaurant Acquisition Corp. to St. James Asset Investment, Inc.

     (b)(2) Line of Credit Agreement effective as of May 1, 2000 between St. James Asset Investment, Inc. and Jacksonville Restaurant Corp.

     (b)(3) Form of Stock Pledge Agreement effective as of May 1, 2000 between pledgor and Jacksonville Restaurant Acquisition Corp.

     (d)(1) Agreement dated December 1999 between Jacksonville Restaurant Acquisition Corp. and Cucos Inc.

     (d)(2) Modification Agreement dated January 25, 2000 between Jacksonville Restaurant Acquisition Corp. and Cucos Inc.

     (d)(3) Letter to Board of Directors of Cucos Inc. dated April 17, 2000 from Jacksonville Restaurant Acquisition Corp.

     (g)    Not applicable.

     (h)    Not applicable.

Item 13.  Information Required by Schedule 13E-3.

     Not applicable.
                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify on behalf of the filing person that the information set forth in this statement is true, complete and correct.

                                       Jacksonville Restaurant Acquisition Corp.

                                       By: /s/ James W. Osborn
                                           -----------------------------
                                       Name:  James W. Osborn
                                       Title: President

Dated: July 14, 2000

                                 EXHIBIT INDEX

Exhibit No.                Exhibit Name                                              Page Number
-----------                ------------                                              -----------
(a)(1)         Offer to Purchase dated July 14, 2000                                      ___
(a)(2)         Letter of Transmittal                                                      ___
(a)(3)         Notice of Guaranteed Delivery                                              ___
(a)(4)         Letter to Clients for use by Brokers, Dealers,
               Commercial Banks, Trust Companies and Other Nominees                       ___
(a)(5)         Guidelines for Certification of Taxpayer
               Identification Number on Substitute Form W-9                               ___
(a)(6)         Press Release issued by Cucos Inc. on July 14, 2000                        ___
(a)(7)         Summary Advertisement as published in the Times-Picayune and
               The Wall Street Journal, Southern Region and Southwest editions,
               on July 14, 2000                                                           ___
(b)(1)         Promissory Note dated May 1, 2000 from Jacksonville
               Restaurant Acquisition Corp. to St. James Asset Investment, Inc.           ___
(b)(2)         Line of Credit Agreement effective as of May 1, 2000
               between St. James Asset Investment, Inc. and
               Jacksonville Restaurant Corp.                                              ___
(b)(3)         Form of Stock Pledge Agreement effective as of May 1, 2000
               between pledgor and Jacksonville Restaurant Acquisition Corp.              ___
(d)(1)         Agreement dated December 1999 between Jacksonville
               Restaurant Acquisition Corp. and Cucos Inc.                                ___
(d)(2)         Modification Agreement dated January 25, 2000 between
               Jacksonville Restaurant Acquisition Corp. and Cucos Inc.                   ___
(d)(3)         Letter to Board of Directors of Cucos Inc. dated April 17,
               2000 from Jacksonville Restaurant Acquisition Corp.                        ___

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